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                                EXHIBIT A (9) (b)

                               Servicing Agreement
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                                SERVICE AGREEMENT


AGREEMENT made as of the 9th day of September, 1994, by and between SAFECO
Life Insurance Company ("the Customer"), having its principal office and place of business at 15411 Northeast 51st Street, Redmond, Washington 98052, and Financial Administrative Services, Inc. ("FAS"), having its principal office and place of business at 95 Bridge St., Haddam, Connecticut 06438.

WHEREAS, Customer desires to appoint FAS as Record Keeping Service Agent for Customer's insurance policies ("the Policies"), and FAS desires to accept such appointment.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:


SECTION 1 Terms of Appointment

1.01 Subject to the provisions set forth in this Agreement, Customer hereby appoints FAS as Recordkeeping Service Agent for the Policies. The Policies subject to this Agreement are described in Exhibit A.

1.02 FAS hereby accepts such appointment and agrees that on and after the effective date of its appointment it will act as Customer's Recordkeeping Service Agent for the Policies.

1.03 FAS agrees to provide the necessary facilities, equipment, and personnel to perform its duties and obligations hereunder in accordance with industry practice, such facilities being referred to hereinafter as the "FAS Facilities" and such systems being referred to hereinafter as the "FAS System".

1.04 FAS agrees that it will perform, at the direction of the Customer, those Recordkeeping Service Agent Functions as set forth in Schedule A, Schedule B, Schedule C, Schedule D, Schedule E and Schedule F of SAFECO's FAS Operations Manual (the "Operations Manual"), which was in effect on the effective date of this Agreement and which shall be considered a part of this Agreement.

1.05 FAS shall modify its systems and procedures to comply with any applicable federal or state statute, law, or regulation pertaining to the administration and servicing of the Customer's product(s) under this Agreement, within a reasonable time of receiving written law or regulation from Customer, unless such statute, law or regulation substantially increases the obligations of FAS, in which case, FAS reserves the right to terminate this Agreement in accordance with Section 9.02. Such termination may occur in the initial and in subsequent terms of this Agreement.

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SECTION 2 Term

2.01 Subject to termination as hereinafter provided, this Agreement shall remain in force and effect for an initial term of three (3) years. This Agreement shall continue in force and effect from year to year thereafter until terminated as herein provided, each such additional year being an additional term of this Agreement.

2.02 In the event that this Agreement is terminated, regardless of the reason for such termination, FAS shall cooperate with Customer and use its best efforts to effect an orderly transfer of administration as rapidly and smoothly as possible and shall provide all necessary staff, services and assistance required subject to reimbursement of FAS for such assistance at its standard rates and fees as defined in this Agreement.



SECTION 3 Fees and Expenses

3.01 During the initial term of the Agreement, Customer shall pay FAS within thirty (30) days of receipt of FAS' statement, the fees and charges in the amounts as set out in Exhibit B annexed hereto and made a part hereof.

3.02 Customer shall also reimburse FAS for all reasonable out-of-pocket expenses incurred by FAS in the performance of this Agreement; FAS hereby agrees that the expenses referred to in this section shall be only those charges directly incurred by FAS as referred to in Exhibit B or those other expenses authorized by Customer.

3.03 For each additional term of this Agreement, FAS shall be entitled to receive such fees and charges as shall be agreed upon by the parties prior to commencement of each term, pursuant to Section 9.03 hereof.

3.04 In no event will any fee under Paragraph 3.03 above exceed the like fee during the previous term of this Agreement by more than fifteen percent (15%).

3.05 Payment terms hereunder are net thirty (30) days with interest at one and one-half percent (1 1/2%) per month, but in no event more than the highest interest rate allowable by law assessed on all amounts owing more than thirty
(30) days.

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SECTION 4 Representations and Warranties of FAS

FAS represents and warrants to Customer as follows:

4.01 It is a corporation duly organized and existing and in good standing under the laws of the State of Connecticut.

4.02 It is empowered under applicable laws and by its charter and bylaws to enter into and perform the services contemplated in this Agreement.

4.03 All requisite corporate proceedings have been taken to authorize it to enter into and perform the services contemplated in this Agreement.

4.04 It has, and will continue to have and maintain, the necessary facilities, equipment, licenses, and personnel to perform its duties and obligations under this Agreement.

4.05 To the best of FAS' knowledge based on due inquiry, FAS represents and warrants that neither FAS, its affiliates which are involved in providing any of the services provided pursuant to this Agreement nor any person employed in any material connection with respect to the services provided pursuant to this
Agreement:

           (a) within the last ten (10) years has been convicted of any felony or misdemeanor arising out of conduct involving embezzlement, fraudulent conversion, or misappropriation of funds or securities, or involving violations of Sections 1341, 1342, or 1343 of Title 18, United States Code; or
           (b) within the last ten (10) years has been found by any state regulatory authority to have violated or has acknowledged violation of any provision of any state insurance law involving fraud, deceit or knowing misrepresentation; or
           (c) within the last ten (10) years has been found by any federal or state regulatory authorities to have violated or have acknowledged violation of any provision of federal or state securities laws involving fraud, deceit or knowing misrepresentation.

4.06 To the best of FAS' knowledge and ability, FAS has complied with and will continue to comply with, all laws and regulations.

SECTION 5 Representations and Warranties of Customer

Customer represents and warrants to FAS as follows:

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5.01 It is a corporation duly organized and existing and in good standing under the laws of the State of Washington.

5.02 It is empowered under the applicable laws and regulations and by its charter and bylaws to enter into and perform this Agreement.

5.03 All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

5.04 All of the Prospectuses, Policies, and other forms provided by Customer shall have been approved by all required regulatory agencies and shall be in compliance with all state, and local laws and regulations.

5.05 Customer has complied with, and will continue to comply with, all laws and it has and will continue to make, all required filings with regulatory agencies in connection with the offer, sale, or administration of the Policies.



SECTION 6 Liability

6.01 FAS shall not be responsible for, and Customer shall indemnify and hold FAS harmless from and against, any and all costs, expenses, losses, damages, charges, counsel fees, payments and liability, which may be asserted against FAS or for which it may be held liable, to the extent arising out of or attributable to:

         a) Customer's willful refusal or failure to comply with the terms of this Agreement, or which arise out of Customer's negligence, mistake or willful misconduct or which arise out of the breach of any representation, or warranty of Customer hereunder;

         b) FAS' reliance on, or use of, information, rate books, cash value and reserve factors, data records and/or documents received by FAS from the Customer;

         c) FAS's reliance on, or acts of good faith based on, any instructions or requests made by any persons listed on a "Schedule of Authorized Personnel" to be furnished to FAS by the Customer upon execution of this Agreement and attached as Exhibit C, and as amended from time to time in writing by the Customer.

6.02 FAS shall be responsible for and shall indemnify and hold Customer harmless from and against any and all direct losses, damages, costs, charges, counsel fees, payments, expenses and liability, to the extent arising out of or attributable to FAS'

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willful refusal or failure to comply with the terms of this Agreement, or which arise out of FAS, negligence, or willful misconduct or which arise out of the breach of any representation, or warranty of FAS hereunder.

6.03 In the event FAS is unable to perform its obligations under the terms of this Agreement because of strikes, equipment or transmission failure or damage, or other causes beyond its control, FAS will not be liable for any damages resulting from such causes. FAS shall use reasonable care to minimize the likelihood of any damage, loss of data, delays or errors resulting from the uncontrollable event and, in the event such damage, loss of data, delays or errors occur, FAS shall use its best efforts to mitigate the effect of such occurrence.

6.04 At any time FAS may apply to a person indicated in Exhibit C as a person authorized to give instructions under this section with respect to any matter arising in connection with this Agreement. FAS shall not be liable for, and shall be indemnified by Customer against, any action taken or omitted by FAS in good faith in reliance upon such instructions.

6.05 The Customer shall immediately provide FAS with written notice of any change of authority of persons authorized and enumerated in Exhibit C to provide FAS with instructions or directions relating to services to be performed by FAS under this Agreement.

6.06 In the event malfunction of the FAS System or other business process causes an error or mistake in any record, report, data, information or output under the terms of this Agreement, FAS shall upon discovery of this event notify the Customer in writing and at FAS' expense correct and reprocess such records.

6.07 In the event malfunction of the FAS System causes an error or mistake in any record, report, data, information or output under the terms of the Agreement, if Customer discovers an error or mistake, the Customer shall promptly notify FAS in writing.

6.08 In the event of a mistake caused by FAS, relating to the services performed by FAS under this Agreement, as described in Section 1.04, FAS shall upon discovery of this event notify the Customer in writing and at FAS's expense correct such systems and records. If the parties to this Agreement cannot mutually agree on an appropriate resolution of this mistake, Section 9.06 will apply.

6.09 FAS has received the software being used to perform its obligations to Customer under this Agreement from Integrity Life through The Leverage Group on an as is basis. SAFECO will hold FAS harmless from any inadequacies, problems and non-performance created by Integrity Life with respect to such software as received by FAS. Programming and or administrative corrections to such

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inadequacies, problems and non-performance will be regarded as customized modifications which are billable to the Customer as expressed in Exhibit B.



SECTION 7 Covenants of Customer and FAS

7.01 FAS shall keep safe the following items, and establish and maintain facilities and procedures for the safekeeping of: policy forms; check forms and facsimile signature imprinting devices, if any; and all other documents, reports, records, books, files and other materials relative to this Agreement, as set forth in Schedule E of the Operations Manual referenced in Section 1.04 above.

7.02 Upon reasonable notice to FAS, Customer shall have access, during ordinary business hours, to all documents, records, reports, books, files, and other materials relative to this Agreement and maintained by FAS, subject to the reasonable security concerns of FAS.

7.03 It is expressly understood and agreed that all documents, reports, records, books, files and other materials relative to this Agreement shall be the sole property of Customer and that such property shall be held by FAS as agent, during the continuance of the Agreement.

7.04 FAS shall maintain appropriate backup computer files according to the terms of the FAS back up procedures in the FAS Disaster Recovery Plan. The purpose of these files is to permit file recovery in the event of destruction of normal processing files. FAS shall maintain appropriate back up copies as outlined in the Operations Manual referenced in Section 1.04 above. Customer may review the procedures in effect upon demand.

7.05 Customer shall in a timely fashion, provide FAS with all information necessary for the timely and proper administration of the policies subject to the Agreement as listed in Exhibit A, including information related to changes in applicable laws and regulations pertaining to the administration and servicing of the Customer's product(s) under this Agreement. This includes, but is not limited to: policy forms; a list of all states of license; agents and representatives authorized to sell Customer's policies; rate books; cash value and reserve factors; data records; actuarial support; mortality rates; and verified client files or facsimile, such as microfilm or microfiche.

7.06 All information furnished to FAS by the Customer, its policyholders and all other parties in interest regarding the Policies is confidential and FAS shall not disclose such information, directly or indirectly, to any third party except to

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the extent that FAS is required by law to make such disclosure; nor shall FAS use any such information for any purpose other than to Customer's benefit or to perform its obligations under the Agreement.

7.07 The Customer acknowledges that FAS has proprietary rights in and to the FAS System and that the FAS System constitutes confidential material and trade secrets of FAS; and it agrees to maintain the confidentiality of the FAS System, except to the extent that Customer is required by law to make such disclosure.

7.08 The Customer acknowledges that this agreement in no way gives the Customer any rights in, and/or to the Systems and/or Facilities used by FAS in performance of its duties hereunder.

7.09 All premium, loan repayments and other receipts are directed to a Customer owned lock box for deposit in a Customer owned account. In the event that any monies are inadvertently received by FAS, FAS shall hold such monies in trust on Customer's behalf. The documents accompanying the payment will be date stamped by FAS (to insure proper interest or investment effective date) and forwarded on the day of receipt with the payment to the lock box for processing in the standard manner. In no event will FAS deposit any funds in any account other than the aforementioned Customer owned account.

7.10 The Customer acknowledges its responsibility to provide actuarial support for policy and agent administration and financial reporting as referenced in Schedule B of the Operations Manual.

7.11 If either party is required to produce any information by order of any government agency or other regulatory body, it may, upon not less than ten (10) days after written notice to the other party, release the required information, unless compelled by statute, regulatory requirements, or Court order to release the information sooner. This provision shall apply whether or not the required information is confidential or proprietary.

7.12 FAS shall maintain a general liability policy or policies under which FAS is a named insured in an amount of not less than $1,000,000 and which covers FAS' performance of services under this Agreement and provide proof of such insurance to Customer at least annually.

7.13 FAS shall maintain an errors and omissions policy or policies under which FAS is named insured in an amount of not less than $1,000,000 and which covers FAS' performance of services under this Agreement and provide proof of such insurance to Customer at least annually.

7.14 FAS shall maintain a fidelity bond or bonds under its parent company policy under which FAS is covered in an amount not less

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than $10,000,000 which covers the acts of FAS' directors, officers, employees and agents in connection with the performance of services under this Agreement and provide proof of such bond or bonds to Customer at least annually.


SECTION 8 Computer Access

8.01 Provided both parties hereto have authorized such access by signing in the space therefor on the signature page hereof, and subject to the terms and conditions set forth below, Customer shall be entitled to obtain access on a "view only" basis to all data relating to the Policies (the "Information") which is maintained on the computer(s) utilized by or on behalf of FAS in providing the services it provides to Customer pursuant to the Agreement ("System Access").

8.02 Customer's access to such data shall be on Mondays through Fridays, exclusive of holidays, between the hours of 8 a.m. and 5 p.m., Hartford, Connecticut time. FAS retains the right, however, to limit or otherwise change those hours at any time and for any reason without prior notice to Customer. Furthermore, FAS makes no representations or warranties as to the ability of Customer to successfully utilize System Access at any given time, in light of the fact that computer facilities suffer occasional "down-time".

8.03 Customer shall take no actions to affect or modify System Access, the Information or any of the hardware or software utilized by or on behalf of FAS in conjunction with System Access. Use of System Access to view data shall be made only through means and codes authorized by FAS hereunder or pursuant hereto. Customer agrees not to divulge such means and codes to any person other than those of its employees it wishes to have use System Access. Neither FAS nor any of its affiliates shall have responsibility for determining whether a person with the proper means and codes to utilize System Access was properly authorized to do so by Customer.

8.04 FAS shall have the right to modify or cause the modification of the System Access program from time to time at its sole discretion without prior notice to Customer.

8.05 In the event that Customer suspects a possible breach of security with respect to System Access, including any intended disclosure of codes, or Customer obtains Information, through System Access, on any person other than its own policyholders, then Customer shall immediately notify FAS of such circumstances by telephone, followed by a confirmation in writing, specifying the nature of the problem.

8.06 Neither FAS nor any of its affiliates shall be liable to Customer for any loss, cost or liability arising out of or in conjunction with Customer's participation in System Access. Under

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no circumstances shall FAS or any of its affiliates be liable to Customer for any indirect, incidental or consequential damages arising out of or in conjunction with Customer's participation in such system, even if advised of the possibility thereof.

8.07 Customer shall indemnify FAS and its affiliates and hold them harmless from all direct losses and all liabilities resulting to them, as well as all costs and expenses (including court costs and attorneys fees) reasonably incurred by them, due to Customer's failure to properly safeguard the codes and/or passwords provided pursuant hereto for its use. Customer shall also indemnify FAS and its affiliates and hold them harmless from all liabilities, costs and expenses (including court costs and attorneys fees) reasonably incurred as a result of Customer's breach of its obligations of confidentiality with respect to the Information unless Section 7.11 shall apply to the Information. Customer shall further indemnify and hold FAS and its affiliates harmless from all liabilities, costs and expenses (including court costs and attorneys fees) reasonably incurred by them due to any acts or omissions of Customer in its use of Information.



SECTION 9 Termination of Agreement


9.01 This Agreement may be terminated or amended by mutual agreement at any time.

9.02 Subsequent to the initial term as defined in Section 2.01, this Agreement may be terminated by either party by written notice to the other party ninety
(90) days following delivery by registered mail of said written notice to the other party. The Customer has the option of continuing this Agreement for up to three hundred sixty (360) days after written notice to terminate is received from FAS, unless such termination is based on Section 9.04 with respect to a material breach of the Agreement by Customer. Customer will continue to pay the standard fees to FAS from the notice of termination date to the termination of the Agreement.

9.03 At least ninety (90) days prior to the end of any term hereof, FAS shall give Customer written notice if FAS desires to increase its fees or charges to Customer or to change the manner of payment. If FAS and Customer do not agree to fees and changes before the end of the term during which such notice is given by FAS, this Agreement shall terminate at a date not less than ninety (90) days after the end of such term. The Customer has the option of continuing the Agreement for up to three hundred sixty (360) days, at standard Agreement fees after the end of such term.

9.04 If either of the parties hereto shall materially breach this

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Agreement or be materially in default in the performance of any of its duties and obligations hereunder (the Defaulting Party), the other party hereto may give written notice thereof to the Defaulting Party and if such default or breach shall not have been remedied within thirty (30) days after such written notice is given, then the party giving such written notice may terminate this Agreement by giving thirty (30) days written notice of such termination to the Defaulting Party. If FAS is the Defaulting Party, and Customer elects to terminate this Agreement as described above, and the Customer shall agree in writing, FAS shall continue to provide the services described herein to the Customer for a period not to exceed three hundred sixty (360) days following such termination; FAS shall be required to remedy the default or breach if Customer elects to continue such services; and, such service to be provided in accordance with the terms of this Agreement and at the standard rate charged the Customer the last six (6) months under the most recent term. If Customer is the Defaulting Party, and FAS elects to terminate this Agreement as described above and the Customer shall agree in writing, FAS shall continue to provide the services described herein to the Customer for a period not to exceed three hundred sixty (360) days following such termination provided, however, Customer shall be required to remedy the default or breach as a condition of continuing such services. In this situation, during the continuation period, such service shall be provided in accordance with the terms of the Agreement and at a rate of one hundred twenty five percent (125%) of the fees in effect for the last six
(6) months under the most recent term. Termination of this Agreement by default or breach by the Customer shall not constitute a waiver of any rights of FAS in reference to services performed prior to such termination or rights of FAS to be reimbursed for out-of-pocket expenditures; termination of this Agreement by default or breach by FAS shall not constitute a waiver by the Customer of any other rights it might have under this Agreement.

9.05 Neither party shall be liable to the other party under this Agreement for consequential or exemplary damages in excess of fifty percent (50%) of the total fees paid under this Agreement to FAS during the twelve months immediately preceding the action or event creating the initial liability.

9.06 Arbitration - Any damages sought for termination for material breach or other dispute between the parties relating to any transaction under this Agreement, or any act or omission hereunder, shall be referred to three arbitrators who must be members of the American Arbitration Association and who are not related or affiliated in any way with Customer or Customer's affiliates or FAS or FAS' affiliates. FAS and Customer shall each appoint one of the arbitrators and such two arbitrators shall select the third. Should the two arbitrators not be able to agree on the choice of the third, the appointment shall be left to the American Arbitration Association. Any such arbitration shall take place in

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Middlesex County, Connecticut unless some other location is mutually agreed upon by the parties. The arbitrators so chosen shall take into consideration the scope and purpose of this Agreement. They will be relieved of all judicial formalities and may abstain from following strict rules of law. They shall decide by a majority of votes, and from their written decision, there shall be no appeal. Each party will be responsible for its own arbitration costs, including its arbitrators and direct costs, and shall equally divide the costs of the third arbitrator, court reporter and facility charges.



SECTION 10 Changes and Modifications

10.01 FAS shall have the right, at any time, and from time to time, to alter and modify any system, programs, procedures or facilities used or employed in performing its duties and obligations hereunder, provided that no such alterations or modifications shall, without the consent of the Customer, materially change or affect the operations and procedures of the Customer in using or employing the FAS System or Facilities hereunder.

10.02 From time to time FAS may develop or the Customer may request enhancements to FAS' administrative capability with respect to administration of insurance policies by FAS or particular features of the Policies ("Enhancements"). Development of such Enhancements shall be in accordance with the procedures set forth in Exhibit D hereto. The Customer will bear the cost of Enhancements needed to accommodate special features of its Policies.

10.03 Any modifications to the Service Agreement shall be valid only if made in writing and signed by the authorized party(s) for both the Customer and FAS as outlined in Exhibit C.


SECTION 11 Assignment

11.01 Neither this Agreement nor any rights or obligations hereunder may be assigned by either party hereto without the prior written consent of the other, which consent shall not be unreasonably withheld.

11.02 This agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

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SECTION 12 Miscellaneous

12.01 Customer or its duly authorized independent and internal auditors will have the right under this Agreement to perform onsite audits of records, procedures, and accounts directly pertaining to the Policies serviced by FAS hereunder at FAS Facilities in accordance with reasonable frequencies and reasonable and customary notice to FAS. At the request of Customer, FAS will make available to Customer's auditors and representatives of regulatory agencies all reasonably requested records, data and access to operating procedures, within the scope of this Agreement.

12.02 The parties hereto agree that all tapes, books, reference manuals, instructions, records, information and data pertaining to the business of the other party, FAS' system and Enhancements as set forth in Exhibit D and the policy owners serviced by Customer hereunder which are exchanged or received pursuant to the negotiation of and/or the carrying out of this Agreement shall remain confidential and shall not be voluntarily disclosed to any other person or used by the receiving party as contemplated under this Agreement and that all such tapes, books, reference manuals, instructions, records, information and data in the possession of each of the parties hereto shall be returned to the party from which it was obtained upon the termination or expiration of this Agreement.

12.03 It is understood and agreed that all services performed hereunder by FAS shall be as an independent contractor and not as an employee of Customer.

12.04 For the purposes of this Agreement, the terms policy, policies, contract and contracts are interchangeable where appropriate and refer to the primary coverage documents for each of Customer's insureds.

12.05 This Agreement, including Exhibits A - D which are deemed to be incorporated herein and made a part hereof, constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof, whether oral or written, and this Agreement may not be modified except in a written instrument executed by both of the parties hereto.

12.06 The representations and warranties contained herein shall survive the execution of the Agreement and the performance of services hereunder.

12.07 This Agreement shall be governed by the laws of the State of Connecticut.

12.08 All notices and requests in connection with the Agreement shall be given or made upon the respective parties in writing and shall be deemed given as of the day deposited in the U.S. mail,

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postage pre-paid, certified or registered, return receipt requested, and addressed as follows:

If to FAS:             FAS
                       95 Bridge Street
                       Haddam, Connecticut 06438
                       Attn: Chief Executive Officer

If to Customer:        SAFECO Life Insurance Company
                       15411 N.E. 51st Street
                       Redmond, Washington 98052
                       Attn: President

or to such other address as the party to receive the notice or request so designates by written notice to the other.

12.09 FAS agrees to maintain and make available to Customer complete books and records of all transactions performed on behalf of Customer. The books and records shall be maintained in accordance with prudent standards of insurance and securities laws and regulations record keeping and must be maintained in accordance with the retention periods as set forth in Schedule E of the Operations Manual as referenced in Section 1.04 above.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers as of the day and year first above written.

                          SAFECO Life Insurance Company

Attest: /s/ Dale Johnson
       -----------------------------------

By:             [illegible]
    --------------------------------------

Title: V.P. [illegible]
       -----------------------------------

                     Financial Administrative Services, Inc.

Attest: /s/ Bonnie Wasgutt
       ----------------------------------

By:            [illegible]
   --------------------------------------

Title:    President
       ----------------------------------

                        System Access Authorized By:

FAS: By:  /s/ [signature illegible]
         --------------------------------

Customer: By:       [illegible]
              ---------------------------

THE ABOVE INFORMATION AND ATTACHED EXHIBITS ARE CONSIDERED TO BE CONFIDENTIAL AND PROPRIETARY. THEY ARE TO ONLY BE SHARED WITH EMPLOYEES OF THE CUSTOMER AND/OR EMPLOYEES OF FAS.

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                                    EXHIBIT A




Policies on Policy Form L-9450 issued on behalf of SAFECO Life Insurance Company, are subject to this Agreement. Riders, benefits and/or endorsements attached to such policies are also subject to this Agreement.







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                                    EXHIBIT B

                                PRICING SCHEDULE


SYSTEM IMPLEMENTATION FEE: Actual implementation cost will be based on a minimum of $50,000.

This fee will be charged to implement the Customer's products on the FAS system. This includes:

    a.   Installation of the Leverage System from Integrity Life.

    b. Implementation of the billing, premium collection, and commission payment process.

    C. Format and implement the Policyholder Quarterly Statement and any other client specific forms.

    d.   Implementation of accounting.

    e.   Implementation of appropriate management reporting.

    f.   System testing with appropriate user sign off.

    g. Development of Customer specific administrative procedures and service levels.


Implementation Fee will be payable as follows:

    a.   $20,000.00 paid with letter of intent dated April 11, 1994.

    b.   $30,000.00 payable upon execution of the Service Agreement.

ISSUE AND ASSEMBLY FEE:

    For each policy added to the system due to original issue, term conversion, guaranteed insurability option or other transactions requiring issuance of a new policy, the following schedule will apply.

               Full Policy Issue Service

    Per  Policy Fee                 In-Force Policy Count
    ---------------                 ---------------------
        $15.00                               1 -  5,000
         14.50                           5,001 - 10,000
         14.00                          10,001 - 15,000
         13.50                          15,001 - 20,000
         13.00                          20,001 +

    *    Policy issue fees are not subject to the Minimum Monthly Administration
         Fee.


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    FAS will maintain records of all expenses charged to Customer under this
    Agreement.

Per Policy Monthly Administration Fees:

    For all active policies:

      Monthly Fee            Annualized         In-Force Policy Count
        $3.50                  $42.00                  1 -    5,000
         3.45                   41.40              5,001 -   10,000
         3.40                   40.80             10,001 -   15,000
         3.35                   40.20             15,001 -   20,000
         3.30                   39.60             20,001 +

      * For example, 15,000 in-force policies would be billed $3.50 for the first 5,000 policies, $3.45 for the next 5,000 policies and $3.40 for the remaining 5,000.

    Inactive policies              $.50 per month per policy
    Minimum Monthly
      Administration Fees          $ 7,000

Conversion of policy records and commencement of administrative activities by FAS is scheduled for October 1, 1994. The monthly administrative charges will commence on October 1, 1994, whether or not the policy records have actually been converted.

Fees are billed monthly based upon the number of policies on the system on the date of billing. The total policies transferred from Integrity Life for all companies will be combined for satisfying the Minimum Monthly Administration Fee. This amount ($7,000) will be billed for administration only when the number of policies times the monthly charge does not meet or exceed this amount.

Additional Charges:

The additional charges incurred by the Customer include, but are not limited to:

    a. Telephone Costs to include: basic phone line, long distance and 800 long distance lines, optional Dial-In Service to NAS (Netware Access Server), and other phone costs incurred in communicating with the Customer, its insureds or its agents and representatives.

    b. U.S. Mail postage charges are passed through to Customer. No service charge applies.

    C.   Express delivery charges are Customer's responsibility.

    d.   Expenses incurred in printing Customer specific forms.

    e. Reasonable travel expenses incurred on behalf of the Customer by FAS, its employees and/or duly authorized agents and representatives.

    f. Related expenses for record retention beyond that currently provided (microfilm, microfiche, paper).

    g. Custom programming for unique policy provisions, special reports, etc., is available at the rate of $600 per person day, and are passed through to Customer.

    h. On-site consulting is billable to the Customer at the rate of $600 per day.

                                    EXHIBIT C


                        SCHEDULE OF AUTHORIZED PERSONNEL


The following parties are authorized on the part of SAFECO Life Insurance Company to modify the Service Agreement:

         John P. Fenlason, Senior Vice President

         I. Richard Green, Vice President

The following parties are authorized on the part of SAFECO Life Insurance Company to modify the Operations Manual:

         I. Richard Green, Vice President

         Dale R. Johnson, Assistant Vice President

Exceptions may be authorized by the personnel as set forth in Schedule F of the Operations Manual as referenced in Section 1.04 of the Service Agreement.

                                    EXHIBIT D

                         SOFTWARE ENHANCEMENT PROCEDURES
I.   Definitions

     The following terms have the meanings ascribed to them for the purposes of these procedures and agreements.

     A. Generic Feature: A process, modification or addition which FAS has or will need to support its own procedures or policies of other companies.

     B. Special Enhancement: A modification or addition needed or desired which is not required to support the current policy or procedures, but as to which the rights, cost and development are shared.

     C. Proprietary Enhancement: A modification or addition requested which is deemed unique or confidential in which Customer wishes to retain all rights, unless it is: (1) substantially the same as one that has already begun to develop in whole or in part; or, (2) related to a change in law, regulation or enforcement; or, (3) subject to the prior proprietary rights of any other company, to the best of FAS' knowledge.

II.       Request for Enhancement:

     A. Customer may request a feature by providing a description of the feature sufficient to enable FAS to determine whether it is a generic feature, special enhancement or proprietary enhancement. Customer will clearly state whether it regards such enhancement as proprietary.

     B. Within 30 business days following receipt of a request for an enhancement, FAS will provide written notice to Customer as to how such enhancement will be classified, plus provide a preliminary estimate of cost and development time.

     C. Upon such notice, Customer will have 30 days to notify FAS in writing whether and how it wishes to proceed.


III.      Rights and Availability of Enhancements:

     A. FAS retains all rights to generic features; however, it will make such features available for use to Customer.


     B. Only those companies subscribing to share the cost and development of special enhancements will have the right to use such enhancements. This restriction will apply until such enhancement has been operational for twelve (12) months.


     C. Customer will retain rights to its proprietary enhancements. Others may use such enhancements if:

          1. Customer authorizes use of the enhancement and notifies FAS in writing of all companies so authorized; or,

          2. Six (6) months have elapsed since the enhancement has been operational and such other company has requested the enhancement and paid a pro rata share of the expense to Customer; or,

          3. Twelve (12) months have elapsed since the enhancement has been operational, in which case no sharing of expense is required.

    D. When FAS recognizes proprietary rights respecting a Proprietary Enhancement, FAS will not disclose either the concept of the Proprietary Enhancement or the associated software (in either case so long as it is non-obvious to a person skilled in the field and not otherwise known to FAS) to any person without Customer's written authorization, except FAS may disclose such concept and software to The Leverage Group to the extent such disclosure is made in connection with FAS' obligations under this Agreement. FAS will request that The Leverage Group protect and preserve Customer's proprietary rights.

IV.      Cost of Enhancements:

    A. The expense for all generic features will be incurred by FAS. However, the cost either to allow or adapt such features to exist with non-generic features will be incurred by Customer.

    B. Customer will pay FAS for the cost incurred in developing a special or proprietary enhancement. In the case that FAS or other companies wish to share in the enhancements, the expense of such enhancement will be prorated equally among Customer and any subscribing company. All arrangements for expense sharing will be made by Customer.

    C. The requirement to share the cost of development ceases 12 months after the enhancement is operational.